SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                      OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from                   to

                        COMMISSION FILE NUMBER: 1-7864



 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN


Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          TRITON ENERGY CORPORATION
                          6688 N. CENTRAL EXPRESSWAY
                                  SUITE 1400
                             DALLAS, TEXAS  75206

Required Information

(a)     Financial Statements.

     See "Index to Financial Statements" on page F-1.

(b)     Exhibit.

The following document is an exhibit to this Form 11-K:

     Exhibit
     Number                    Document

     23.1 -          Consent of Price Waterhouse LLP, filed herewith.

                TRITON ENERGY CORPORATION 401(k) SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                                                    Page
                                                    ----
Financial statements:
Report of Independent Accountants                   F-2

Statements of Net Assets Available for Benefits at
December 31, 1993 and 1994                          F-3

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1994       F-4

Notes to Financial Statements                       F-5

Supplemental schedules:
Schedule I - Investments at December 31, 1994       F-8
Schedule II - Transactions in Excess of 5% of the
    Fair Market Value of the Plan Assets for
      the Year Ended December 31, 1994              F-9


                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
     of  the Triton Energy Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Triton Energy Corporation 401(k) Savings Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Dallas, Texas
June 26, 1995

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION


                                                                                                    FUND INFORMATION

                                                                                                    DECEMBER 31, 1994
                                                                  LARGE            LARGE
                                         GOVERNMENT   LONG TERM   CAPITALIZATION   CAPITALIZATION   INTERNATIONAL
                                         MONEY        BOND        VALUE EQUITY     GROWTH           EQUITY
                                         FUND         FUND        FUND             FUND             FUND
Assets
Investments, at fair value
Triton Energy Corporation common stock   $       ---  $      ---  $           ---  $           ---  $              ---
International equity investments fund            ---         ---              ---              ---             584,468
Large capitalization value equity fund           ---         ---          397,365              ---                 ---
Large capitalization growth fund                 ---         ---              ---          397,183                 ---
Government money fund                        306,966         ---              ---              ---                 ---
Long term bond fund                              ---     137,375              ---              ---                 ---
Loan fund                                        ---         ---              ---              ---                 ---
Cash and equivalents                             ---         ---              ---              ---                 ---
Total investments                            306,966     137,375          397,365          397,183             584,468

Receivables
Employer's contributions                         ---       1,985            5,476            7,181               9,273
Participants' contributions                      ---       2,330            7,115            9,824              12,308
Other                                            ---          90              716              660               1,739
Total receivables                                ---       4,405           13,307           17,665              23,320

Total assets                                 306,966     141,780          410,672          414,848             607,788
Liabilities
Accounts payable                                 ---         ---              ---              ---                 ---
Net assets available for plan benefits   $   306,966  $  141,780  $       410,672  $       414,848  $          607,788



                                                                                                    DECEMBER
                                                                                                              31, 1993

                                         TRITON
                                         STOCK        LOAN        CASH AND
                                         FUND         FUND        EQUIVALENTS      TOTAL            TOTAL
Assets
Investments, at fair value
Triton Energy Corporation common stock   $ 4,278,220  $      ---  $           ---  $     4,278,220  $        6,398,158
International equity investments fund            ---         ---              ---          584,468                 ---
Large capitalization value equity fund           ---         ---              ---          397,365                 ---
Large capitalization growth fund                 ---         ---              ---          397,183                 ---
Government money fund                            ---         ---              ---          306,966                 ---
Long term bond fund                              ---         ---              ---          137,375                 ---
Loan fund                                        ---     219,779              ---          219,779                 ---
Cash and equivalents                             ---         ---            3,125            3,125                 388
Total investments                          4,278,220     219,779            3,125        6,324,481           6,398,546

Receivables
Employer's contributions                         ---         ---            7,128           31,043                 ---
Participants' contributions                      ---         ---            9,312           40,889                 ---
Other                                             46         ---            1,200            4,451                 ---
Total receivables                                 46         ---           17,640           76,383                 ---

Total assets                               4,278,266     219,779           20,765        6,400,864           6,398,546
Liabilities
Accounts payable                                 ---         ---            1,868            1,868                 ---
Net assets available for plan benefits   $ 4,278,266  $  219,779  $        18,897  $     6,398,996  $        6,398,546






             See accompanying notes to financial statements.

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                            LARGE             LARGE
                                                 GOVERNMENT    LONG TERM    CAPITALIZATION    CAPITALIZATION
                                                 MONEY         BOND         VALUE EQUITY      GROWTH
                                                 FUND          FUND         FUND              FUND
Assets
Additions to net assets attributed to:
Investment Income
Net appreciation (depreciation) in fair value    $       ---   $  (18,527)  $       (30,094)  $         3,702
Dividends                                              7,068        9,661            17,703             3,084
Interest                                                 181          230               341               342
Other                                                    ---          ---               ---               ---
                                                       7,249       (8,636)          (12,050)            7,128
Less investment expenses                                (755)        (594)           (1,023)             (951)
Total investment income (loss)                         6,494       (9,230)          (13,073)            6,177
Contributions
Participants                                         113,530      115,383           321,350           282,613
Employer                                              15,840       30,287            87,383           103,249

Total contributions                                  129,370      145,670           408,733           385,862

Loans to participants                                    ---          ---               ---               ---
Loan payments                                            318          403             3,658             3,934

Total additions                                      136,182      136,843           399,318           395,973

Deductions from net assets attributed to:
Benefits paid                                            ---       84,869            70,210            49,798
Loan distributions                                    11,000       30,255            11,803            22,222
Participant loan payments                                ---          ---               ---               ---
Miscellaneous                                            313          ---               ---               ---

Total deductions                                      11,313      115,124            82,013            72,020
Net increase (decrease) prior to interfund           124,869       21,719           317,305           323,953
Interfund transfers                                  182,097      120,061            93,367            90,895
Net increase (decrease)                              306,966      141,780           410,672           414,848
Net assets available for plan benefits:
Beginning of year                                        ---          ---               ---               ---
End of year                                      $   306,966   $  141,780   $       410,672   $       414,848




                                                 FUND INFORMATION

                                                 INTERNATIONAL  TRITON
                                                 EQUITY        STOCK        LOAN              CASH AND
                                                 FUND          FUND         FUND              EQUIVALENTS       TOTAL
Assets
Additions to net assets attributed to:
Investment Income
Net appreciation (depreciation) in fair value    $   (23,042)  $  405,011   $           ---   $           ---   $         337,050
Dividends                                             16,841          ---               ---               ---              54,357
Interest                                                 398          ---             8,476             3,031              12,999
Other                                                    ---        1,825               450               507               2,782
                                                      (5,803)     406,836             8,926             3,538             407,188
Less investment expenses                              (1,322)         ---               ---              (459)             (5,104)
Total investment income (loss)                        (7,125)     406,836             8,926             3,079             402,084
Contributions
Participants                                         252,231       42,485               ---           112,586           1,240,178
Employer                                              97,723          ---               ---            73,216             407,698

Total contributions                                  349,954       42,485               ---           185,802           1,647,876

Loans to participants                                    ---          ---           251,216               ---             251,216
Loan payments                                         11,924          ---               ---             8,051              28,288

Total additions                                      354,753      449,321           260,142           196,932           2,329,464

Deductions from net assets attributed to:
Benefits paid                                         36,172    1,795,513            12,075                88           2,048,725
Loan distributions                                    59,207      117,201               ---               ---             251,688
Participant loan payments                                ---          ---            28,288               ---              28,288
Miscellaneous                                            ---          ---               ---               ---                 313

Total deductions                                      95,379    1,912,714            40,363                88           2,329,014
Net increase (decrease) prior to interfund           259,374   (1,463,393)          219,779           196,844                 450
Interfund transfers                                  348,414     (656,499)              ---          (178,335)                ---
Net increase (decrease)                              607,788   (2,119,892)          219,779            18,509                 450
Net assets available for plan benefits:
Beginning of year                                        ---    6,398,158               ---               388           6,398,546
End of year                                      $   607,788   $4,278,266   $       219,779   $        18,897   $       6,398,996



See accompanying notes to financial statements.

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF THE PLAN

The following description of the Triton Energy Corporation 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions.

      GENERAL

The Plan, as amended and restated January 1, 1994, is a restatement of the Triton Energy Corporation Employee Stock Ownership Plan ("ESOP") which was originally effective as of May 31, 1976. At December 31, 1993, the only fund available for investment was the Triton Stock Fund. All assets of the ESOP were transferred to the Plan at January 1, 1994 at current value. The Plan is a defined contribution plan covering all employees of Triton Energy Corporation (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased and temporary employees and members of a legally recognized collective bargaining unit who are not expressly granted permission to participate. Employees are automatically enrolled on January 1st, April 1st, July 1st or October 1st which coincides with or next follows an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The Plan's investments are held by a trust fund administered by SBS Trust Company.

2.     ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

The  accompanying financial statements have been prepared on the accrual basis
of  accounting.   The trustee holds and manages the funds and distributes cash and stock to the Plan participants.

The assets of the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund and International Equity Fund are invested in separate funds managed by independent registered investment advisors.

       VALUATION OF INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. Realized gains or losses on sale of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a current value basis as required under ERISA guidelines. Net unrealized appreciation or depreciation of the investments as reported in the statement of changes in net assets available for plan benefits represents the net change in market value of securities held during the year, with adjustments for securities sold.

       FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions and were immaterial for 1994.

       PARTICIPANT LOANS

Loans outstanding aggregated $219,779 at December 31, 1994 and bear interest at prime (8.5% at December 31, 1994) plus two percent.

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Both the principal and interest portions of the repayments are allocated by current election.

       EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

3.     PLAN PARTICIPATION AND WITHDRAWALS

There were approximately 145 participants (84 at December 31, 1993) contributing to the Plan at December 31, 1994. A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, International Equity Fund and the Triton Stock Fund. The numbers of participants with balances in the various funds were as follows:

                                        DECEMBER 31, 31,
                                                    1994

Government Money Fund                                     27
Long Term Bond Fund                                       39
Large Capitalization Value Equity Fund                    73
Large Capitalization Growth Fund                          89
International Equity Fund                                 91
Triton Stock Fund                                         77

A participant may contribute up to 12% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

4.     VESTED INTEREST IN PLAN EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

Net assets available for Plan benefits at December 31, 1994 include amounts of $113,762 attributable to separated employees.

5.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

6.     INCOME TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under
Section 501. The Internal Revenue Service granted a favorable letter of determination to the Plan as amended on December 5, 1994. Generally, contributions to a qualified plan are deductible by the company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents as amended. The Plan has complied with the fidelity bonding requirement of ERISA.


                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                                                                    SCHEDULE I

                       INVESTMENTS AT DECEMBER 31, 1994



IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                 NUMBER OF                   CURRENT
DESCRIPTION OF INVESTMENT                                            SHARES            COST      VALUE       (a)

TRITON ENERGY CORPORATION STOCK FUND (b)
Triton Energy Corporation common stock                                       125,831   $740,946  $4,278,266

INTERNATIONAL EQUITY FUND
Consulting Group Capital Markets Fund                                         58,859   $631,940  $  607,788

LARGE CAPITALIZATION VALUE EQUITY FUND
Consulting Group Capital Markets Fund                                         46,859   $438,423  $  410,672

LARGE CAPITALIZATION GROWTH FUND
Consulting Group Capital Markets Fund                                         40,820   $410,983  $  414,848

GOVERNMENT MONEY FUND
Consulting Group Capital Markets Fund                                        306,966   $306,966  $  306,966

LONG TERM BOND FUND
Consulting Group Capital Markets Fund                                         18,005   $151,311  $  141,780

LOAN FUND
Participant Notes Receivable                                         Due 8/31/1995 -
                                                                       11/15/2009 at
                                                                           8% - 10.5%  $219,779  $  219,779

(a)  Current value represents closing prices at December 31, 1994.
(b)  Party-in-interest



                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                ITEM 27A - SCHEDULE OF REPORTABLE TRANSACTIONS



                                                                   SCHEDULE II

            TRANSACTIONS IN EXCESS OF 5% OF THE FAIR MARKET VALUE
           OF THE PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                                                              CURRENT VALUE
                                                                             EXPENSE                          OF ASSET ON
IDENTITY OF PARTY INVOLVED                  PURCHASE    SELLING     LEASE    INCURRED WITH WITH   COST        TRANSACTION
DESCRIPTION OF ASSET                        PRICE       PRICE       RENTAL   TRANSACTION          OF ASSET    DATE

TRITON ENERGY CORPORATION STOCK FUND
Triton Energy Corporation common stock (a)  $  376,813  $1,336,770  $   ---  $            12,331  $  227,794  $    1,336,770

INTERNATIONAL EQUITY FUND
Consulting Group Capital Markets Fund       $  734,975  $  127,464  $   ---  $               ---  $  126,354  $      127,464

LARGE CAPITALIZATION VALUE EQUITY FUND
Consulting Group Capital Markets Fund       $  364,868  $   94,644  $   ---  $               ---  $   96,935  $       94,644

LARGE CAPITALIZATION GROWTH FUND
Consulting Group Capital Markets Fund       $  276,392  $   63,514  $   ---  $               ---  $   63,617  $       63,514

RDA
Reserve Deposit Account (RDA VI)            $2,985,228  $2,943,854  $   ---  $               ---  $2,943,854  $    2,943,854

(a)  Party-in-interest





                                            NUMBER OF
IDENTITY OF PARTY INVOLVED                  TRANSACTIONS              NET
DESCRIPTION OF ASSET                        PURCHASES   SALES       GAIN (LOSS)

TRITON ENERGY CORPORATION STOCK FUND
Triton Energy Corporation common stock (a)          21          30  $1,108,976

INTERNATIONAL EQUITY FUND
Consulting Group Capital Markets Fund               30          32  $ 1,110

LARGE CAPITALIZATION VALUE EQUITY FUND
Consulting Group Capital Markets Fund               18          30  $(2,291)

LARGE CAPITALIZATION GROWTH FUND
Consulting Group Capital Markets Fund               18          30  $ (103)

RDA
Reserve Deposit Account (RDA VI)                    62          63  $   ---

(a)  Party-in-interest





                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TRITON ENERGY CORPORATION
                                   401(k) Savings Plan



Date:        June 29, 1995        /s/  Robert B. Holland,Jr.
                                   Robert B. Holland, Jr.
                                   Senior Vice President, General Counsel and
                                   Secretary

                                EXHIBIT INDEX




The following document is an exhibit to this Form 11-K:

     Exhibit
     Number                    Document

     23.1               Consent of Price Waterhouse LLP, filed herewith.